Apex Clearing Corporation

SCHEDULE I

**Computation of Net Capital Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
as of December 31, 2015**

Net Capital:

Total Stockholders' Equity	$	105,873,982
Subordinated borrowings allowable in computation of net capital		39,000,000
Total Capital and allowable subordinated borrowings		144,873,982
Deductions and/or Charges		
Non-allowable assets		
Prepaid expenses		2,112,242
Fixed assets		2,185,317
DTCC common stock		5,641,944
Other		4,568,073
Total Non-allowable assets		14,507,576
Additional charges for customers' and noncustomers' security accounts		4,106,318
Aged fails-to-deliver		349,424
Other deductions		280,740
Total deductions and/or charges		19,244,058
Net capital before haircuts on securities positions		125,629,924
Haircuts on securities		15,479,305
Net Capital	$	**110,150,619**
Net capital requirement – Greater of 2% of aggregate debit items as shown in Computation for Determination of Reserve Requirements on Schedule II or $1,500,000	$	15,258,285
Excess Net Capital		94,892,334
Percentage of net capital to aggregate debit items		14.44%
Net Capital in excess of 5% of combined aggregate debits	$	71,512,806

NOTE: The above computation differs from the computation of Net Capital prepared by the Company as of December 31, 2015, and filed with FINRA on January 27, 2016, on Form X-17-a-5 as follows:

Net Capital per Original Filing:	110,149,803
Adjustments:	
Increase in Stockholders Equity	492,100
Increase in Total Non-allowable assets	(491,284)
Adjusted Net Capital	**110,150,619**